Exhibit 99.1

EXHIBITS

Exhibit Number		Page
99.1	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding a discloseable event/information.

June 15, 2020

Philippine Stock Exchange, Inc.

Disclosure Department

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

June 15, 2020

Securities & Exchange Commission

G/F Secretariat Building,

PICC Complex, Roxas Boulevard,

Pasay City 1307

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,587 As of May 31, 2020	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	88168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	June 15, 2020
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Item 9 (Other Events)

Mandate Announcement

NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, PHILIPPINES, JAPAN OR IN ANY OTHER JURISDICTION IN WHICH SUCH PUBLICATION OR DISTRIBUTION WOULD BE PROHIBITED BY APPLICABLE LAW.

PLDT Inc. rated BBB+ (Stable) / Baa2 (Stable) / BBB (Stable) by S&P / Moody’s / Fitch, respectively, has mandated Credit Suisse and UBS as Joint Lead Managers and Joint Bookrunners to arrange a series of fixed income investor calls commencing on 15 June 2020. An offering of a long 10 and 30-year dual tranche U.S. dollar-denominated Regulation S-only senior notes (the “Notes”) may follow, subject to market conditions. The Notes, if issued, are expected to be rated BBB+ by S&P.

FCA/ICMA stabilization applies.

This announcement is confidential and solely for the use of the person it is addressed to and its advisers. This announcement does not constitute or form part of and should not be construed as an offer or invitation or the solicitation of an offer to sell, issue or subscribe for securities in the United States or elsewhere where such offer or sale would be unlawful. The securities referred to herein, if the proposed offering proceeds, will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state of the United States or the Philippines or any other jurisdiction. If the proposed offering proceeds, no securities may be offered or sold within the United States absent registration or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and the rules and regulations thereunder and the securities will only be offered and sold outside the United States in offshore transactions in reliance on Regulation S under the Securities Act. No public offering of the securities will be made in the United States, the Philippines or in any other jurisdiction where such an offering is restricted or prohibited. Neither this announcement nor any portion hereof may be sent or transmitted into the United States or any jurisdiction where it is unlawful to do so. This information is subject to change and does not purport to be a complete description of the securities or the proposed offering. Any failure to comply with these restrictions may result in a violation of the Securities Act or the applicable laws of other jurisdictions. No money, securities or other consideration is being solicited by this announcement or the information contained herein and, if sent in response to this announcement or the information contained herein, will not be accepted. Neither this announcement nor any information herein nor the fact of its distribution shall form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever.

Any investment decision should be made solely on the basis of an offering circular.

Notification under Section 309B(1)(c) Securities and Futures Act (Chapter 289) of Singapore  – Any Notes offered will be prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT Inc.
By	:	/s/ Ma. Lourdes C. Rausa-Chan
Name	:	Ma. Lourdes C. Rausa-Chan
Title	:	Corporate Secretary

June 15, 2020

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Ma. Lourdes C. Rausa-Chan
Name	:	Ma. Lourdes C. Rausa-Chan
Title	:	Corporate Secretary

Date:  June 15, 2020